APF ENERGY

April 19, 2004

04024507

Please reply to:
STEVE CLOUTIER
President & C.O.O.
Direct dial: (403) 213-6800
E-Mail: cloutiers@apfenergy.com

**By Courier**

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED APR 20 2004

**Re: APF Energy Trust (the "Company")**
**File No. 82-5166**
**<u>Exemption Pursuant to Rule 12g3-2(b)</u>**

Dear Sir or Madam:

Please find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

| Document | Dated | Document | Dated |
|---|---|---|---|
| Press Release APF Energy Agrees to Acquire Great Northern Exploration Ltd. | April 7, 2004 | Material Change Report French - Offer to purchase Great Northern Exploration Ltd. | April 6, 2004 |
| Press Release President to Appear on ROB-TV | April 7, 2004 | Notice of Annual General & Special Meeting | April 12, 2004 |
| Material Change Report English - Offer to purchase Great Northern Exploration Ltd. | April 6, 2004 | | |

PROCESSED
APR 22 2004
THOMSON FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

S Cloutier

Steve Cloutier
President

4/22

Exemption Order # 82-5166

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6598

April 12, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

**Subject: APF Energy Trust**

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Trust:

| | | | |
|---|---|---|---|
| 1. | Meeting Type | : | Annual Special |
| 2. | Security Description of Voting Issue | : | Trust Units |
| 3. | CUSIP Number | : | 001 85T 202 |
| 4. | Record Date | : | April 16, 2004 |
| 5. | Meeting Date | : | May 18, 2004 |
| 6. | Meeting Location | : | Calgary, Alberta |

Yours truly,

**COMPUTERSHARE TRUST COMPANY OF CANADA**

"signed by"

Laura Leong
Corporate Trust Officer
Corporate Trust Department
Direct Dial No. (403) 267-6893
Fax: (403) 267-6598

# AVIS DE CHANGEMENT IMPORTANT

Avis de changement important en vertu de l'article 146(1) de la *Securities Act* (Alberta), de l'article 75(2) de la *Loi sur les valeurs mobilières* (Ontario), de l'article 81(2) de la *Securities Act* (Nouvelle-Écosse), de l'article 67(1) de la *Securities Act* (Colombie-Britannique), de l'article 84(1)(b) de la *Securities Act* (Saskatchewan), de l'article 73 de la *Loi sur les valeurs mobilières* (Québec) et de l'article 76(2) de la *Securities Act, 1990* (Terre-Neuve).

## 1. Émetteur assujetti

APF Energy Trust (la « Fiducie »)

Adresse : 144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4

## 2. Date du changement important

Le 4 février 2004

## 3. Publication du changement important

Émission du communiqué de presse : le 4 février 2004
Canada Newswire

## 4. Sommaire du changement important

La Fiducie a procédé à la clôture d'une nouvelle émission de 4 765 000 parts de fiducie (dont 865 000 ont été émises au moment de la levée de l'option des preneurs fermes) au prix de 11,60 $ chacune, soit un produit brut de 55,274 M$, conformément au prospectus définitif qui a été déposé auprès de tous les organismes de réglementation des valeurs mobilières du Canada.

## 5. Description complète du changement important

La Fiducie a procédé à la clôture d'une nouvelle émission de 4 765 000 parts de fiducie (dont 865 000 ont été émises au moment de la levée de l'option des preneurs fermes) au prix de 11,60 $ chacune, soit un produit brut de 55,274 M$, conformément au prospectus définitif qui a été déposé auprès de tous les organismes de réglementation des valeurs mobilières du Canada. L'émission a été réalisée dans le cadre d'une prise ferme par un consortium financier par Scotia Capitaux Inc. et comprenant Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., BMO Nesbitt Burns Inc., RBC Dominion valeurs mobilières Inc., La Corporation Canaccord Capital, Corporation de Valeurs mobilières Dundee et Griffiths McBurney & Associés.

La Fiducie affectera le produit net au remboursement d'une tranche de la facilité de crédit renouvelable remboursable sur demande qui lui a été consentie et, en bout de ligne, aux

fins générales de l'entreprise de APF Energy Inc., y compris les dépenses en immobilisations courantes et les acquisitions futures.

6. **Recours à l'article 146(2) de la *Securities Act* (Alberta) (ou aux dispositions similaires des autres territoires où le présent avis est déposé)**

Sans objet.

7. **Renseignements omis**

Sans objet.

8. **Membre de la direction principale :** Steven G. Cloutier
Président et chef de l'exploitation
APF Energy Inc.
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4

9. **Déclaration du membre de la direction principale**

Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 4 février 2004

(signé) « Steven G. Cloutier »
Président et chef de l'exploitation

EN VERTU DE LA *SECURITIES ACT* ET DES RÈGLES DE LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA, EST COUPABLE D'UNE INFRACTION LA PERSONNE OU LA SOCIÉTÉ QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE SONT EXIGÉS AUX TERMES DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

# AVIS DE CHANGEMENT IMPORTANT
## FORMULAIRE 51-102F3

1. **Émetteur assujetti**

APF Energy Trust (la « Fiducie »)
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4

2. **Date du changement important**

Le 6 avril 2004

3. **Communiqué de presse**

Un communiqué de presse a été publié le 7 avril 2004 par l'intermédiaire de Canada Newswire.

4. **Sommaire du changement important**

Offre d'achat visant les actions de Great Northern Exploration Ltd.

APF Energy Inc. (« APF ») et Great Northern Exploration Ltd. (« GNEL ») ont conclu la convention préalable à l'offre (la « convention d'acquisition ») en date du 6 avril 2004 aux termes de laquelle APF a convenu de présenter, directement ou indirectement, une offre d'achat (l'« Offre ») visant la totalité des actions ordinaires émises et en circulation de GNEL (les « actions de GNEL »), y compris la totalité des actions de GNEL susceptibles d'être en circulation au moment de la levée d'options d'achat d'actions de GNEL.

5. **Description complète du changement important**

Offre d'achat visant les actions de GNEL

APF et GNEL ont conclu la convention d'acquisition aux termes de laquelle APF a convenu de présenter l'Offre, directement ou indirectement. Les administrateurs et les membres de la direction de GNEL, ainsi que certains autres actionnaires de GNEL, qui détiennent au total au moins 18,9 % des actions de GNEL émises et en circulation, compte tenu de la dilution, ou qui exercent une emprise sur une telle proportion de ces actions, ont convenu de s'engager à déposer la totalité de leurs actions en réponse à l'Offre.

***L'Offre***

APF et GNEL ont conclu la convention d'acquisition aux termes de laquelle APF a convenu de présenter l'Offre, directement ou indirectement, en contrepartie, au gré de chaque porteur d'actions de GNEL, de (i) 5,05 $ en espèces par action de GNEL, jusqu'à

concurrence d'une contrepartie en espèces globale de 55,190 M$ et sous réserve d'une répartition éventuelle, ou (ii) 0,414614 part de fiducie de la Fiducie (les « parts de fiducie ») par action de GNEL, ou, sous réserve du maximum en espèces stipulé, une combinaison d'espèces et de parts de fiducie. La convention d'acquisition prévoit que l'Offre comporte certaines conditions, y compris qu'au moins 66 2/3 % des actions de GNEL (compte tenu de la dilution) soient déposées en réponse à l'Offre, sans être retirées (la « condition minimale »).

***Approbation du conseil d'administration***

Aux termes de la convention d'acquisition, GNEL a déclaré que son conseil d'administration avait établi que l'Offre était équitable, sur le plan financier, pour les porteurs d'actions de GNEL, et qu'il recommanderait à l'unanimité aux porteurs d'actions de GNEL d'accepter l'Offre.

***Interdiction de sollicitation***

GNEL a également convenu avec APF, entre autres choses, que ni elle, ni les membres de sa direction, ses administrateurs ou ses employés, ni aucun de ses conseillers financiers ou juridiques ou de ses autres représentants ne fera ce qui suit, directement ou indirectement :

a) solliciter, provoquer ou encourager (y compris en fournissant des renseignements) l'amorce ou la poursuite de demandes de renseignements, de discussions, de négociations, de propositions ou d'offres de tierces parties ayant trait à une question ou à une chose qui va à l'encontre de la réalisation de l'Offre, y compris une proposition de prise de contrôle;

b) prendre part à des discussions ou à des négociations relatives à l'entreprise, aux propriétés, à l'exploitation, aux perspectives ou à la situation (financière ou autre) de GNEL ou fournir à quiconque des renseignements à ces sujets ou renoncer aux droits ou autres avantages dont GNEL pourrait bénéficier aux termes de conventions de confidentialité, y compris toute « disposition en matière de statu quo » d'une telle convention, ou s'abstenir de faire valoir de tels droits ou avantages, ou participer à des discussions, des négociations ou des conventions visant une telle renonciation ou abstention.

Si une proposition de prise de contrôle supérieure est faite aux porteurs d'actions de GNEL ou à GNEL avant l'expiration de l'Offre, le conseil d'administration de GNEL pourra retirer ou modifier sa recommandation à l'égard de l'Offre s'il juge, de bonne foi (après avoir obtenu un avis écrit de conseillers juridiques externes) que le fait de ne pas le faire serait en contradiction avec les obligations qui incombent aux administrateurs de GNEL à ce titre en vertu des lois applicables.

GNEL a également convenu, dans l'éventualité d'une proposition de prise de contrôle que le conseil d'administration de GNEL considérerait comme étant une proposition de

prise de contrôle supérieure, de donner un préavis de 72 heures à APF et de ne pas mettre en œuvre cette proposition d'acquisition supérieure sans permettre à cette dernière de modifier la convention d'acquisition et l'Offre afin d'offrir des modalités essentiellement similaires à celles de la proposition de prise de contrôle supérieure.

***Proposition de prise de contrôle***

« Proposition de prise de contrôle » désigne, relativement à GNEL ou à son actif, une proposition ou une offre faite par une personne autre que APF relativement à une offre publique d'achat (au sens qui est donné à ce terme dans les lois sur les valeurs mobilières), à une fusion, à un regroupement, à un arrangement, à une restructuration du capital, à une restructuration, à une liquidation, à une dissolution, à une réorganisation, à la vente d'une partie importante de l'actif ou à la vente d'un certain nombre de nouvelles actions (autrement qu'aux termes de la levée d'options de GNEL) qui permettrait à un acheteur de devenir propriétaire véritable de 25 % des actions de GNEL émises et en circulation, ou à une autre forme de regroupement d'entreprises ou à une opération similaire visant GNEL, autre que l'Offre;

***Proposition de prise d'acquisition supérieure***

« Proposition de prise de contrôle supérieure » désigne une proposition de prise de contrôle écrite faite de bonne foi qui, de l'avis du conseil d'administration de GNEL, agissant raisonnablement et de bonne foi et après avoir consulté ses conseillers financiers, constitue une opération faisable du point de vue commercial, à l'égard de laquelle des dispositions financières adéquates ont été prises et qui pourrait être réalisée dans un délai raisonnable dans les circonstances et qui, si elle est réalisée, serait probablement supérieure à l'Offre, sur le plan financier, pour GNEL et les actionnaires de GNEL.

***Frais de non-réalisation***

GNEL a convenu de verser à APF des frais de non-réalisation de 8,7M $ si certains événements se produisent.

***Conventions de blocage***

Les administrateurs et les membres de la direction de GNEL, ainsi que certains autres actionnaires de GNEL, qui détiennent au total au moins 18,9 % des actions de GNEL émises et en circulation (y compris les actions de GNEL susceptibles d'être en circulation au moment de la levée d'options d'achat d'actions), compte tenu de la dilution, ou qui exercent une emprise sur une telle proportion de ces actions, ont convenu de conclure des conventions de blocage avec APF. Ces parties ont convenu, dans les conventions de blocage, de déposer la totalité de leurs actions de GNEL en réponse à l'Offre, sans les retirer, conformément aux modalités de l'Offre, sous réserve de certaines conditions.

*Options d'achat d'actions de GNEL*

L'Offre ne vise pas les options d'achat d'actions de GNEL. Le porteur de ces options qui veut accepter l'Offre doit, dans la mesure permise par les modalités de cette dernière, lever ces options afin d'obtenir un certificat représentant des actions de GNEL et déposer ces dernières aux termes de l'Offre. La convention d'acquisition prévoit également que, au lieu de lever les options, les porteurs d'options peuvent convenir avec GNEL de mettre fin à leurs options en échange d'une somme en espèces équivalant à l'excédent de 5,05 $ sur le prix de levée de chaque option.

*Résiliation*

APF ou GNEL peut résilier la convention d'acquisition avant le moment auquel APF prendra en livraison et paiera des actions de GNEL pour la première fois, dans certaines circonstances, dont les suivantes :

a) par consentement écrit mutuel de APF et de GNEL;

b) par APF ou par GNEL, si APF n'a pas pris en livraison et payé, dans le cadre de l'Offre, le nombre d'actions de GNEL requis par la condition minimale dans les délais prévus après l'heure d'expiration de l'Offre (l'« heure expiration ») (sous réserve de sa prolongation), à moins que cela ne soit attribuable au fait que la partie qui souhaite résilier la convention d'acquisition n'ait pas rempli les obligations qui lui incombaient aux termes de celle-ci;

c) par APF ou par GNEL, si un tribunal compétent ou un organisme ou une commission gouvernemental, de réglementation ou administratif a rendu une ordonnance, un décret ou une décision ou a pris une autre mesure restreignant ou interdisant de façon permanente l'une ou l'autre des opérations prévues par la convention d'acquisition et que cette ordonnance, ce décret, cette décision ou cette autre mesure est devenu définitif et sans appel, à la condition que la partie qui souhaite résilier la convention d'acquisition aux termes de cette disposition ait fait tous les efforts raisonnables, sur le plan des affaires, afin que cette ordonnance, ce décret, cette décision ou cette injonction soit retiré;

d) par APF ou par GNEL, si l'autre partie a commis une violation déterminante d'un engagement, d'une entente, d'une déclaration ou d'une garantie important prévu dans la convention d'acquisition;

e) par APF, si cette dernière a le droit de refuser de présenter l'Offre, conformément aux modalités décrites dans la convention d'acquisition;

f) par APF, si un ou plusieurs faits donnant lieu à l'obligation de paiement des frais de non-réalisation se produisent;

g) par GNEL, si APF ne prend pas en livraison les actions de GNEL aux termes de l'Offre dans les 40 jours suivant l'heure d'expiration initiale;

h) par GNEL, si un changement défavorable important se produit à l'égard de APF ou de la Fiducie.

*Conditions de l'Offre*

APF se réserve le droit de retirer l'Offre ou d'y mettre fin, de ne pas prendre en livraison ni payer les actions de GNEL déposées en réponse à l'Offre, de prolonger le délai d'acceptation de l'Offre ou de reporter la prise en livraison et le paiement de ces actions de GNEL si les conditions de l'Offre ne sont pas remplies ou n'ont pas fait l'objet d'une renonciation de sa part. L'une des conditions de l'Offre est qu'au moins 66 2/3 % des actions de GNEL en circulation (compte tenu de la dilution) aient été déposées en bonne et due forme en réponse à l'Offre, sans être retirées, avant l'heure d'expiration et au moment où APF prendra en livraison et paiera des actions de GNEL pour la première fois aux termes de l'Offre. Les conditions de l'Offre sont dans l'intérêt exclusif de APF et cette dernière peut y renoncer, à son entière discrétion, en totalité ou partie, à tout moment, tant avant qu'après l'heure d'expiration, sans préjudice des droits dont elle dispose.

6. **Recours à l'alinéa 7.1(2) ou (3) de la norme canadienne 51-102**

Sans objet.

7. **Renseignements omis**

Sans objet.

8. **Haut dirigeant**

Pour obtenir de plus amples renseignements, veuillez communiquer avec Alan MacDonald, vice-président, Finances au (403) 294-1000.

9. **Déclaration du haut dirigeant**

Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

10. **Date de l'avis**

FAIT à Calgary, en Alberta, le 13 avril 2004.

Pour **APF ENERGY TRUST,**
**APF ENERGY INC.,**

(signé) « Alan MacDonald »
Vice-président, Finances

# MATERIAL CHANGE REPORT
## FORM 51-102F3

1. **Reporting Issuer:**

APF Energy Trust ("Trust")
Suite 2100, 144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4

2. **Date of Material Change:**

April 6, 2004

3. **News Release:**

A news release was issued on April 7, 2004 through Canada Newswire.

4. **Summary of Material Change:**

Offer to Purchase Shares of Great Northern Exploration Ltd.

APF Energy Inc. ("APF") and Great Northern Exploration Ltd. ("GNEL") have entered in a pre-offer agreement (the "Acquisition Agreement") dated as of April 6, 2004 pursuant to which APF agreed to make, directly or indirectly, an offer (the "Offer") to purchase all of the issued and outstanding Common Shares of GNEL (the "GNEL Shares"), including all GNEL Shares which may become outstanding on the exercise of options to purchase GNEL Shares.

5. **Full Description of Material Change:**

Offer to Purchase Shares of GNEL

APF and GNEL have entered into the Acquisition Agreement pursuant to which APF agreed to make, directly or indirectly, the Offer. The directors and officers of GNEL, and certain other GNEL shareholders, holding or controlling an aggregate of at least 18.9% of the issued and outstanding GNEL Shares, on a fully diluted basis, have undertaken to enter into agreements pursuant to which they have agreed to tender all of their shares to the Offer.

*The Offer*

APF and GNEL entered into the Acquisition Agreement pursuant to which APF agreed to make the Offer either directly or indirectly, which consists of, at the election of each holder of GNEL Shares, either (i) $5.05 in cash per GNEL Share, subject to a maximum aggregate cash consideration being issued pursuant to the Offer of $55.190 million and proration; (ii) 0.414614 of a trust unit of the Trust ("Trust Unit") for each GNEL Share, or, subject to the stated cash maximum, any combination thereof. The Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 66 2/3% (the "Minimum Condition") of the GNEL Shares (calculated on a fully diluted basis) shall be tendered and not withdrawn under the Offer.

*Approval by the Board of Directors*

Under the Acquisition Agreement, GNEL represented that its board of directors had determined that the Offer is fair, from a financial point of view, to holders of GNEL Shares and will unanimously recommend acceptance of the Offer by the holders of GNEL Shares.

*No Solicitation*

GNEL also agreed with APF, among other things, that GNEL shall not, nor shall any of the officers, directors or employees of GNEL or any financial advisor, counsel, or other representative, directly or indirectly:

(a) solicit, initiate or encourage (including, without limitation, by way of furnishing information) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any party in respect of any matter or thing which is inconsistent with the successful completion of the Offer, including any Take-over Proposal; or

(b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, the business, properties, operations, prospects or conditions (financial or otherwise) of GNEL or waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of GNEL under confidentiality agreements, including, any "standstill" provisions thereunder;

If prior to the expiry of the Offer, a Superior Take-over Proposal is offered or made to the holders of GNEL Shares or GNEL, the GNEL Board may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the GNEL Board acting in good faith (after written advice from outside counsel), the failure to so withdraw, modify or change any recommendation regarding the Offer would be inconsistent with the performance by the directors of GNEL of their fiduciary duties under applicable laws.

GNEL also agreed to give APF 72 hours' advance notice of any Take-over Proposal that the Board of GNEL considers to be a Superior Take-over Proposal and it will not implement any Superior Take-over without first providing APF with an opportunity to

amend the Acquisition Agreement and revise the Offer to provide for substantially similar terms to the Superior Take-over Proposal.

*Take-over Proposal*

"Take-over Proposal" means, in respect of GNEL or its assets, any proposal or offer by an entity other than APF regarding any take-over bid (as defined by securities laws), merger, consolidation, amalgamation, arrangement, recapitalization, restructuring, liquidation, dissolution, reorganization, sale of a material amount of assets, sale of an amount of treasury shares (other than pursuant to the exercise of GNEL Options) such that a purchaser would thereafter beneficially own 25% of the issued and outstanding GNEL Shares, or other business combination or similar transaction involving GNEL other than the Offer;

*Superior Take-Over Proposal*

"Superior Take-Over Proposal" means any *bona fide* written Take-over Proposal which, in the opinion of GNEL's board of directors, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would likely be superior to the Offer from a financial point of view to GNEL and to GNEL Shareholders;

*Non-Completion Fees*

GNEL has agreed to pay APF a non-completion fee in the amount of $8.7 million in certain events.

*Lock-up Agreements*

The directors and officers of GNEL, and certain other GNEL shareholders, holding or controlling an aggregate of at least 18.9% of the issued and outstanding GNEL Shares (including GNEL Shares issuable on exercise of the stock options), on a fully diluted basis, have undertaken to enter into lock-up agreements with APF. Under the terms of the lock-up agreements, such parties have agreed to tender, and not withdraw, all of their GNEL Shares to the Offer in accordance with the terms and conditions of the Offer, subject to certain conditions.

*GNEL Stock Options*

The Offer is not made for options to purchase GNEL Shares. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing GNEL Shares and deposit the GNEL Shares in accordance with the Offer. The Acquisition Agreement also provides that, in lieu of the exercise of options, holders of options may agree with GNEL that their options will be terminated in exchange for a cash payment equal to the amount by which $5.05 exceeds the exercise price for each option.

### *Termination*

The Acquisition Agreement may be terminated by either APF or GNEL prior to the time at which APF first takes up and pays for GNEL Shares, in certain circumstances including:

(a) by mutual written consent of APF and GNEL;

(b) by either APF or GNEL if APF shall not have taken up and paid for the number of GNEL Shares under the Offer required to satisfy the Minimum Condition on or before the required time period following the expiry time of the Offer (the "Expiry Time") (as it may be extended), unless the absence of such occurrence shall be due to the failure of the party seeking to terminate the Acquisition Agreement to perform the obligations under the Acquisition Agreement required to be performed by it;

(c) by either APF or GNEL if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Acquisition Agreement pursuant to this clause shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(d) by either APF or GNEL if the other party is in material breach of any material covenant, agreement, representation or warranty contained in the Acquisition Agreement;

(e) by APF if APF has the right to refuse to make the Offer, in accordance with the conditions specified in the Arrangement Agreement;

(f) by APF upon the occurrence of one or more of the events pursuant to which the Non-Completion Fee would be payable;

(g) by GNEL if APF has not taken up any GNEL Shares under the Offer within 40 days following the Initial Expiry Time; or

(h) by GNEL if there is a material adverse change in respect of APF or the Trust.

### *Conditions of the Offer*

APF reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any GNEL Shares deposited under the Offer unless the conditions of the Offer, are satisfied or waived by APF. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time and at the time APF first takes up and pays for GNEL Shares under the Offer, at least 66 2/3% of the outstanding GNEL Shares (calculated on a fully diluted

basis). The conditions of the Offer are for the exclusive benefit of APF and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that APF may have.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable

7. **Omitted Information:**

Not Applicable

8. **Executive Officer:**

For further information, please contact Alan MacDonald, Vice-President, Finance, at (403) 294-1000.

9. **Statement of Executive Officer:**

The foregoing accurately discloses the material change referred to in this report.

10. **Date of Report:**

DATED at Calgary, Alberta this 13th day of April, 2004.

**APF ENERGY TRUST by APF ENERGY INC.**

Per: (Signed) "Alan MacDonald"
Vice-President, Finance

Exemption Order # 82-5166

APF ENERGY

**NEWS RELEASE**
**APRIL 7, 2004**

**TSX: AY.UN**
**AY.DB**

# APF ENERGY PRESIDENT TO APPEAR ON REPORT ON BUSINESS TELEVISION

Steve Cloutier, President of APF, will appear on Report on Business Television at 3:12 pm EDST (1:12 pm MDST) to discuss the Trust's recent agreement to acquire Great Northern Exploration Ltd.

Interested viewers may access the interview either live on ROB-TV, on the internet at www.robtv.com or on APF's website at www.apfenergy.com

APF Energy Trust is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of APF are traded on The Toronto Stock Exchange under the symbol "AY.UN".

*Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.*

**For Further Information Please Contact**

**APF Energy Trust**
**Steve Cloutier, President**
**Alan MacDonald, V.P. Finance**
**Christine Ezinga, Corporate Planning Analyst**
**Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1074**
**Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com**

Exemption Order # 82-5166

APF ENERGY

**NEWS RELEASE**
**APRIL 7, 2004**

**TSX: AY.UN**
**AY.DB**

# APF ENERGY TRUST AGREES TO ACQUIRE GREAT NORTHERN EXPLORATION LTD.

APF Energy Trust ("APF") today announced that it has entered into an agreement to acquire Great Northern Exploration Ltd. ("Great Northern") for $5.05 per share, for total consideration of approximately $291 million consisting of trust units of APF, cash and assumption of debt. It is expected that the transaction will close in early June, 2004. Great Northern is a TSX listed company trading under the symbol GNL.

## ACQUISITION HIGHLIGHTS

The acquisition of Great Northern has the following attributes:

- Daily production of approximately 5,600 boe, consisting of 19 mmcf/d of gas, 2,400 bbl/d of oil and natural gas liquids;
- Transaction metrics of $50,000 per flowing boe and $13.87 per proved plus probable boe in the ground, based on a value of $280 million for the reserves (excluding $11 million for independently valued land and proprietary seismic);
- A proved plus probable reserve life index of 9.8 years;
- Approximately 141,000 net undeveloped acres of land and an extensive proprietary seismic database;
- Proved reserves are 70% of the proved plus probable value;
- Significant drilling and development potential, with over 200 drilling locations identified;
- Average working interest of 70% in the Greater Edmonton, Greater Provost and Innisfail properties;
- 91% of production is operated;
- Accretive to reserve life index, cash flow per unit, reserves per unit, production per unit and net asset value per unit.

Great Northern is a gas weighted producer with an asset base focused in West Central Alberta that is complementary to APF's properties. During 2003, Great Northern participated in the drilling of 50 (29.5 net) wells and actively acquired assets in its core areas. In February, 2004 Great Northern purchased 580 boe/d, and increased its undeveloped land base.

| Area | Product | Characteristics |
|---|---|---|
| Greater Edmonton | Oil & Gas | 2,200 boe/d (75% gas). Includes undeveloped land at Paddle River, proximate to current APF operations. Woodriver properties include Basal Belly River upside and a Mannville package with up to four target zones |
| Greater Provost | Oil & Gas | 980 boe/d (26% gas) generating steady cash flow. 8,000 net undeveloped acres of land |
| Innisfail | Oil & Gas | 1,800 boe/d (44% gas). Unitized production in the Leduc formation with 170 mmbbls of original oil in place, 83 mmbbls recovered to date. Base decline of 7-10%. 3D seismic has identified infill and attic oil potential. New shallow play in non-unit lands in the Edmonton sand |
| Robsart | Gas | 340 boe/d (100% gas), 90,000 net acres of undeveloped land |

## RESERVES

The following tables summarizes the Company Interest Reserves[1] and Net Present Value of reserves for Great Northern and APF's oil and gas assets, both of which were evaluated in accordance with National Instrument 51-101 by Gilbert Laustsen Jung Associates Ltd. ("GLJ") and are based on reports dated January 1, 2004, adjusted for GLJ's April 1, 2004 price forecast. Reserve values for Great Northern include the February, 2004 asset acquisition.

**Summary of Company Interest Reserves** (forecast prices and costs)

| | Proved Producing | Total Proved | Probable | Proved+ Probable |
|---|---|---|---|---|
| **Natural Gas (mmcf)** | | | | |
| Great Northern | 33,400 | 43,800 | 16,200 | 60,000 |
| APF | 66,100 | 72,900 | 26,800 | 99,700 |
| Combined | 99,500 | 116,700 | 43,000 | 159,700 |
| **Light & Medium Oil (mbbl)** | | | | |
| Great Northern | 4,443 | 5,264 | 2,856 | 8,121 |
| APF | 12,000 | 15,100 | 4,700 | 19,800 |
| Combined | 16,443 | 20,364 | 7,556 | 27,921 |
| **Heavy Oil (mbbl)** | | | | |
| Great Northern | 50 | 50 | 7 | 57 |
| APF | 1,000 | 1,800 | 1,300 | 3,100 |
| Combined | 1,050 | 1,850 | 1,307 | 3,157 |
| **NGL's (mbbl)** | | | | |
| Great Northern | 1,057 | 1,551 | 452 | 2,003 |
| APF | 800 | 1,000 | 200 | 1,200 |
| Combined | 1,857 | 2,551 | 652 | 3,203 |
| **Total (mboe)[2]** | | | | |
| Great Northern | 11,120 | 14,162 | 6,026 | 20,188 |
| APF | 24,900 | 30,100 | 10,600 | 40,700 |
| Combined | 36,020 | 44,262 | 16,626 | 60,888 |

| | | Net Present Value of Reserves | | |
|---|---|---|---|---|
| **($millions)** | **Proved Producing** | **Total Proved** | **Probable** | **Proved+ Probable** |
| **0%** | | | | |
| Great Northern | 189.9 | 239.7 | 93.7 | 333.4 |
| APF | 372.0 | 449.0 | 140.6 | 589.6 |
| Combined | 561.9 | 688.7 | 234.3 | 923.0 |
| **8%** | | | | |
| Great Northern | 142.4 | 177.8 | 48.2 | 226.0 |
| APF | 278.6 | 316.1 | 75.2 | 391.3 |
| Combined | 421.0 | 493.9 | 123.4 | 617.3 |
| **10%** | | | | |
| Great Northern | 134.7 | 167.6 | 42.6 | 210.2 |
| APF | 263.7 | 296.6 | 67.0 | 363.6 |
| Combined | 398.4 | 464.2 | 109.6 | 573.8 |

*columns may not add due to rounding*

1) Company Interest Reserves are defined as working interest reserves (before the deduction of royalties) plus royalty interest reserves.

2) Boe's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner.

3) All evaluations have been stated prior to any provision for income taxes and general and adminstrative costs. **The estimated reserve values disclosed may not represent fair market values.**

**TRANSACTION DETAILS**

APF has agreed to purchase the shares of Great Northern for $5.05 per share (the "Purchase Price") plus the assumption of $56 million of net debt at April 1, 2004. The purchase price represents a premium of 7% to Great Northern's closing price on April 5, 2004 and an 11% premium to its 20-day volume weighted average price. Shareholders of Great Northern may elect to receive the purchase of $5.05 in cash, trust units of APF ("APF Units") or a combination of both, subject to an aggregate payment of cash not to exceed 25% of the Purchase Price

With 43,714,932 shares outstanding, and assuming an election for maximum cash, APF will issue 13,593,621 APF Units at $12.18 per APF Unit. Shareholders of Great Northern will receive 0.414614 of an APF Unit for each Great Northern share. It is anticipated that the 2,988,000 options to acquire Great Northern shares will be cancelled for cash prior to closing. Great Northern's post-closing debt is expected to be approximately $70.4 million, after accounting for transaction costs, contract terminations and the payment for the cancellation of options.

GMP Securities Ltd. has acted as financial advisor to Great Northern and has provided a verbal opinion that the consideration offered is fair, from a financial point of view, to Great Northern's shareholders.

The acquisition will increase APF's total daily production to approximately 18,500 boe, with a 51% weighting to natural gas.

"We have worked very hard over the last year to put ourselves in a position to be a more active driller and developer of assets", noted APF's President, Steve Cloutier. "We believe the Great Northern properties have tremendous potential, not only for those initiatives already identified in their engineering report, but over their 141,000 net acres of undeveloped land."

In addition to conventional properties Great Northern also holds 41,600 acres of net undeveloped land which is prospective for coalbed methane ("CBM") in the Horseshoe Canyon formation. This area is known for dry CBM production that does not require de-watering. Due to its immediate productivity, interest in Horseshoe Canyon land has increased significantly, with recent crown sales in the area commanding prices of up to $345 per acre. The average value per acre of land independently assigned to Great Northern was approximately $53.00. APF's expertise in CBM will be highly beneficial in realizing values from this asset.

GLJ's estimated 2004 capital expenditures for Great Northern amounted to $24 million (proved plus probable), of which $14 million was spent during the first quarter of 2004.

Additional key operating data for Great Northern include:

- Operating costs of $7.50 per boe and a royalty rate of 20%
- High quality crude oil, with an estimated differential of only Cdn.$4.25/bbl off the light sweet reference price of Cdn.$44.75 at Edmonton; high heating content gas with a Cdn.$0.35/mcf premium to the average Alberta plant gate price of Cdn.$6.40; and natural gas liquids at a Cdn.$1.88 differential from the base price of Cdn.$38.93/bbl.

Great Northern currently has the following hedging contracts in place:

| Period | Commodity | Type of Contract | Index | Average Daily Quantity | Average Hedged Price |
|---|---|---|---|---|---|
| April to October 2004 | Natural gas | Fixed | AECO | 4,000 GJ | C$5.88/GJ |
| April to December 2004 | Crude oil | Fixed | WTI | 600 bbls | US$28.46/bbl |

The boards of directors of APF and Great Northern have approved the transaction, and the board of directors of Great Northern has resolved unanimously to recommend to its shareholders that they accept the APF offer. The transaction will be completed by way of a takeover bid and APF anticipates mailing its circular to Great Northern shareholders prior to the end of April. Closing is subject to the tendering of at least sixty-six and two thirds percent of the outstanding shares of Great Northern, regulatory approval and other standard conditions. APF expects to take up and pay for the Great Northern shares in early June, accordingly the first distribution to which the Great Northern shareholders will be entitled will be the June distribution payable on July 15, 2004.

The officers and directors of Great Northern, and their associated entities, have agreed to execute lock-up agreements representing at least 17.3% of the fully-diluted outstanding shares of Great Northern under which they will agree to deposit and not withdraw their shares under the offer. The board of directors of Great Northern has also agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Great Northern. Under certain circumstances, Great Northern has agreed to pay APF a non-completion fee of $8.7 million and APF has a right of first refusal in certain circumstances to match any unsolicited competing bid.

The cash portion of the transaction of up to $55 million will be funded from APF's available credit facility with a syndicate of banks led by National Bank of Canada ("National Bank"). Great Northern has a $70 million facility with Bank of Montreal, of which $56 million is currently drawn. Following the completion of the acquisition, and including all of the estimated adjustments and costs associated with the transaction, pro forma bank debt will be approximately $180 million. Together with its own borrowing base of $150 million and that of Great Northern, APF's total debt capacity will be up $220 million, subject to final confirmation from the applicable financial institutions of the new borrowing base. APF also has an outstanding balance of $48.6 million on its 9.4% convertible debentures.

Only a nominal amount of Great Northern's production is hedged or subject to any long-term delivery contracts, so APF has maximum flexibility in dealing with this portfolio of new assets. Great Northern has agreed that it will, if instructed by APF and before closing, sell forward up to 60% of its production for a period not to exceed 18 months.

APF Energy Trust is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of APF are traded on The Toronto Stock Exchange under the symbol "AY.UN".

*Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.*

**For Further Information Please Contact**

**APF Energy Trust**
**Steve Cloutier, President**
**Alan MacDonald, V.P. Finance**
**Christine Ezinga, Corporate Planning Analyst**
**Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1074**
**Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com**

**Great Northern Exploration Ltd.**
**Jim Saunders, President & C.E.O**
**Jerry Sapieha, Vice President, Finance and C.F.O.**
**Telephone: (403) 531-9020 ▲ Fax (403) 531-9021**
**Email: info@gnel.ca**